UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

On December 9, 2010, Bank of America, N.A. (the “Bank”) sold its revolving line of credit (the “Line of Credit”) with DAL Group, LLC (“DAL”), a subsidiary of DJSP Enterprises, Inc. (the “Company”), to BA Note Acquisition LLC (“BNA”).  DAL and BNA have entered into a Forbearance Agreement pursuant to which BNA has agreed not to take action to enforce payment of the principal and interest on the Line of Credit through March 9, 2011, so long as DAL makes weekly payments to BNA of cash held by DAL and its subsidiary, DJS Processing, LLC (“Processing”), in their respective operating accounts in excess of agreed upon levels.  If the Line of Credit is paid in full by March 9, 2011, BNA will waive all interest accruing on the Line of Credit from December 9, 2010.  At December 9, 2010, the outstanding balance of the Line of Credit was $6,400,000.  No further borrowings are permitted to be made by DAL under the terms of the Line of Credit.  Kerry S. Propper, a member of the Board of Directors of the Company, owns a non-controlling interest in BNA.  An affiliate of David J. Stern, the former Chairman, President and Chief Executive Officer of the Company, owns a non-controlling interest in BNA.

A copy of the Forbearance Agreement is attached as Exhibit 99.1.

On December 9, 2010, DAL received a formal default notice from Banc of America Leasing & Capital, LLC under a $1,845,389 equipment note, secured by specific equipment owned by DAL, accelerating amounts due under the equipment loan and demanding payment in full of the note.  DAL is considering alternatives for dealing with this default as part of its efforts to restructure its ongoing operations.

EXHIBITS

Exhibit No.	Descriptions
99.1	Forbearance Agreement dated December 9, 2010 between BA Note Acquisition LLC and DAL Group, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 9, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Stephen J. Bernstein
Name: Stephen J. Bernstein
Title: President and Chief Executive Officer